Filed by PlainsCapital Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PlainsCapital Corporation

(Commission File No. 000-53629)

The following communication will be mailed to shareholders of PlainsCapital Corporation beginning May 10, 2012:

[PlainsCapital Letterhead]

May 10, 2012

«FirstName» «LastName»

«Company»

«Address1»

«City», «State» «PostalCode»

Dear «Salutation»:

This is an exciting time at PlainsCapital Corporation! I am pleased to announce that PlainsCapital Corporation has signed a definitive agreement to merge with Hilltop Holdings Inc. (HTH), a Dallas-based, New York Stock Exchange Company led by Dallas financier, Gerald Ford.

HTH, like PlainsCapital is a Dallas-based holding company and owns NLSACO, an insurance company, and a non-controlling interest in SWS Group, Inc., the holding company of Southwest Securities, Inc.

Upon completion of the merger, PlainsCapital will become a newly-formed wholly owned subsidiary of HTH. As a shareholder, you will receive $9 and 0.776 shares of HTH stock per share of PCC stock. You will continue to receive information about the proposed transaction in the mail. Please be on the lookout for the proxy materials as well as the notice for the special meeting of shareholders.

I have enclosed a copy of the press release, but I know that there will be many questions. Please feel free to contact Isabell Novakov, Senior Vice President, Investor Relations at 214-252-4155 or investor.relations@plainscapital.com

Merging with HTH provides access to capital that I believe will allow us to live our dream of expansion and growth. This proposed merger gives us the potential to be one of the top financial institutions in the Southwest. Through this transaction, we gain a partner with the knowledge, experience and the capital to help us to meet these dreams.

Thank you for your support, and I look forward to this new and exciting phase for PlainsCapital Corporation!

Sincerely,

Alan B. White

FORWARD LOOKING STATEMENTS

This e-mail contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the planned merger of PlainsCapital Corporation (“PlainsCapital”) with and into a subsidiary of Hilltop Holdings, Inc. (“Hilltop”), PlainsCapital’s future performance and the impact of the transaction on Hilltop’s future performance. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Hilltop’s or PlainsCapital’s actual results, performance or achievements to be materially different from any expected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made and neither Hilltop nor PlainsCapital assumes any duty to update forward looking statements. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “may,” “plan,” “will,” “would” and other similar expressions are intended to identify these forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Hilltop and PlainsCapital, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in Hilltop’s stock price before closing, including as a result of PlainsCapital’s earnings, broader stock market movements, and the performance of financial companies and peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which PlainsCapital operates; (iv) the ability to promptly and effectively integrate the businesses of Hilltop and PlainsCapital (v) the reaction of the companies’ customers, employees and counterparties to the transaction; and (vi) diversion of management time on merger-related issues. For more information, see the risk factors described in each of Hilltop’s and PlainsCapital’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (the “SEC”).

ADDITIONAL INFORMATION

In connection with the proposed transaction, Hilltop expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Hilltop and PlainsCapital that also constitutes a prospectus of Hilltop, and the final joint proxy statement/prospectus will be mailed to shareholders of PlainsCapital and Hilltop. Hilltop and PlainsCapital also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Hilltop and PlainsCapital with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Hilltop with the SEC will be available free of charge on Hilltop’s website at www.hilltop-holdings.com or by contacting Hilltop Investor Relations at 214-855-2177. Copies of the documents filed by PlainsCapital with the SEC will be available free of charge on PlainsCapital’s website at www.plainscapital.com or by contacting PlainsCapital Investor Relations at 214-252-4155.

Hilltop and PlainsCapital and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Hilltop’s executive officers and directors in Hilltop’s Annual Report on Form 10-K filed with the SEC on March 9, 2012 (as it may be amended from time to time) and its definitive proxy statement filed with the SEC on April 30, 2012. You can find information about PlainsCapital’s executive officers and directors in PlainsCapital’s Annual Report on Form 10-K filed with the SEC on March 16, 2012 (as it may be amended from time to time) and its definitive proxy statement filed with the SEC on April 3, 2012. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hilltop or PlainsCapital using the sources indicated above.

This e-mail shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

FOR IMMEDIATE RELEASE

Jeremy Ford

Hilltop Holdings Inc.

214-855-2177

PlainsCapital Corporation

214-252-4155

Hilltop Holdings Inc. Enters into Definitive Merger Agreement with PlainsCapital

Corporation

DALLAS (May 9, 2012)—Hilltop Holdings Inc. (NYSE: HTH) a Dallas-based holding company, and Dallas-based PlainsCapital Corporation, the financial services holding company for PlainsCapital Bank, PrimeLending, and FirstSouthwest, today jointly announced the companies have signed a definitive merger agreement pursuant to which PlainsCapital Corporation will become a subsidiary of Hilltop.

The purchase consideration to PlainsCapital Corporation common shareholders includes approximately 27.5 million shares of Hilltop common stock and $318 million of cash. Each share of PlainsCapital Corporation common stock will be converted into the right to receive $9.00 in cash and 0.776 shares of Hilltop common stock. Based on Hilltop’s closing market price of $7.96 as of May 8, 2012, this reflects a combined value of $15.18 per share for PlainsCapital Corporation common stock. The value of the stock consideration to be received in the merger will fluctuate based on the market share price of Hilltop common stock. The merger is subject to customary closing conditions, including regulatory approvals and approval of the shareholders of Hilltop and PlainsCapital Corporation, and is expected to be completed prior to the end of 2012. Certain directors and officers of both companies have provided voting agreements to support the transaction.

“We are pleased to embark on this merger with PlainsCapital Corporation,” said Gerald J. Ford, Chairman of Hilltop. “We look forward to working with PlainsCapital and pursuing opportunities to grow the company. We envision a long term and mutually beneficial relationship as we seek to expand the combined company’s footprint.”

PlainsCapital Corporation Chairman and CEO Alan B. White added: “I am elated to join forces with a well-respected and very successful financier such as Gerald Ford. We believe this transaction will benefit our shareholders, customers, employees, and the communities we serve.”

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As part of the agreement, White will become Vice Chairman of Hilltop and Chairman of the Executive Committee for Hilltop. White will also retain his role as Chairman and CEO of PlainsCapital Corporation. Gerald J. Ford will continue to serve as Chairman of Hilltop’s board and Jeremy B. Ford will continue to serve as President and CEO of Hilltop.

Stephens Inc. acted as financial advisor to Hilltop, and Wachtell, Lipton, Rosen & Katz acted as legal advisor. JPMorgan Securities LLC acted as financial advisor to PlainsCapital Corporation, and Sullivan & Cromwell acted as legal advisor.

About Hilltop Holdings Inc.

Hilltop is a holding company that is endeavoring to make acquisitions and effect a business combination. As of March 31, 2012, Hilltop had approximately $528 million aggregate available cash that may be used for this purpose. Hilltop also provides fire and homeowners insurance to low value dwellings and manufactured homes primarily in Texas and other areas of the south through its wholly-owned property and casualty insurance subsidiary, NLASCO, Inc.

About PlainsCapital Corporation

Founded in 1987, PlainsCapital Corporation is a Texas bank holding company and diversified financial services company headquartered in Dallas with more than $5.7 billion in assets, 3,400 employees and 330 locations in 40 states as of December 31, 2011. By providing responsive, highly personalized service, PlainsCapital builds enduring client relationships with middle market businesses, high net worth individuals, public sector entities, institutional investors, broker-dealers, investment advisors, and community banks through its family of companies: PlainsCapital Bank, FirstSouthwest, and PrimeLending.

FORWARD LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Hilltop’s or PlainsCapital’s actual results, performance or achievements to be materially different from any expected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made and neither Hilltop nor PlainsCapital assumes any duty to update forward looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Hilltop and PlainsCapital, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in Hilltop’s stock price before closing, including as a result of PlainsCapital’s earnings, broader stock market movements, and the performance of financial companies and peer group companies, (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which PlainsCapital operates; (iv) the ability to promptly and effectively integrate the businesses of Hilltop and PlainsCapital; (v) the reaction of the companies’ customers, employees and counterparties to the transaction; and (vi) diversion of

-more-

management time on merger-related issues. For more information, see the risk factors described in each of Hilltop’s and PlainsCapital’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (the “SEC”).

ADDITIONAL INFORMATION

In connection with the proposed transaction, Hilltop expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Hilltop and PlainsCapital that also constitutes a prospectus of Hilltop, and the final joint proxy statement/prospectus will be mailed to shareholders of PlainsCapital and Hilltop. Hilltop and PlainsCapital also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Hilltop and PlainsCapital with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Hilltop with the SEC will be available free of charge on Hilltop’s website at www.hilltop-holdings.com or by contacting Hilltop Investor Relations at 214-855-2177. Copies of the documents filed by PlainsCapital with the SEC will be available free of charge on PlainsCapital’s website at www.plainscapital.com or by contacting PlainsCapital Investor Relations at 214-252-4155.

Hilltop and PlainsCapital and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Hilltop’s executive officers and directors in Hilltop’s Annual Report on Form 10-K filed with the SEC on March 9, 2012 (as it may be amended from time to time) and its definitive proxy statement filed with the SEC on April 30, 2012. You can find information about PlainsCapital’s executive officers and directors in PlainsCapital’s Annual Report on Form 10-K filed with the SEC on March 16, 2012 (as it may be amended from time to time) and its definitive proxy statement filed with the SEC on April 3, 2012. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hilltop or PlainsCapital using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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